SSION

22003576

ANNUAL REPORTS
FORM X-17A-5
PART III *

OMB APPROVAL
OMB Number: 3235-0123
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SEC FILE NUMBER
8-69701

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2021 (MM/DD/YY) AND ENDING 12/31/2021 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Carta Securities, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☑ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

333 Bush Street, Floor 23, Suite 2300
(No. and Street)

San Francisco (City) CA (State) 94104 (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Stephen Zak (Name) 617-510-7577 (Area Code – Telephone Number) szak@threemileadvisors.com (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Ernst and Young LLP
(Name – if individual, state last, first, and middle name)

5 Time Square (Address) New York (City) NY (State) 10036 (Zip Code)

10/20/2003 (Date of Registration with PCAOB)(if applicable) 42 (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Stephen Zak, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Carta Securities, LLC, as of December 31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: Stephen Zak

Title: FINOP

PRIYA RAVISHANKAR
My Commission Expires
November 10, 2025

Priya Ravishankar
Notary Public

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☑ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☑ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☑ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☑ (z) Other: A copy of the SIPC Supplemental Report

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Contents

Ernst & Young LLP
Suite 1600
560 Mission Street
San Francisco, CA 94105-2907

Tel: +1 415 894 8000
Fax: +1 415 894 8099
ey.com

Building a better working world

Report of Independent Registered Public Accounting Firm

To the Member of Carta Securities, LLC and the Board of Directors of eShares, Inc. (DBA "Carta, Inc.")

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Carta Securities, LLC (the Company) as of December 31, 2021 and the related notes (the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company at December 31, 2021, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Ernst + Young LLP

We have served as the Company's auditor since 2019.
February 25, 2022

Carta Securities, LLC
Statement of Financial Condition
December 31, 2021

ASSETS

Assets		
Cash	$	1,603,671
Deposits with clearing broker		250,000
Intercompany receivable, net		204,953
Other receivables		1,200
Prepaid expenses		15,057
Total assets	$	2,074,881

LIABILITIES AND MEMBER'S EQUITY

Liabilities		
Accrued expenses		95,211
Total liabilities		95,211
Member's equity		
Member contribution		3,462,284
Accumulated deficit		(1,482,614)
Total member's equity		1,979,670
Total liabilities and member's equity	$	2,074,881

The accompanying notes are an integral part of the statment of financial condition

1. Nature of Business

Carta Securities, LLC ("the Company") was incorporated in Delaware as a limited liability company in May 2015. The Company is owned by its sole member, eShares, Inc. dba Carta, Inc. (the "Parent") and is under common control with other related entities. The Company is in the business of introducing brokerage services and private placement agency services. The Company's headquarters and principal place of business is in San Francisco, California.

The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC"). The Company is also a member of Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company is subject to regulation by the SEC and FINRA regulators. The Company is also a member of the Securities Investor Protection Corporation ("SIPC").

On March 11, 2020, the World Health Organization designated the spread of coronavirus (COVID-19) as a pandemic. The global economy has recovered considerably since its decline last spring, but there is still a high degree of economic uncertainty resulting from the COVID-19 pandemic, as well as a new federal government administration. As a result, volatility of revenues could continue. In response to the COVID-19 pandemic, the Company has enhanced its policies, procedures and operations to protect the integrity and continuity of its business and the health and safety of employees and is continuously monitoring the situation.

2. Summary of Significant Accounting Policies

Basis of Presentation:

The statement of financial condition is prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"), as set forth by the Financial Accounting Standards Board ("FASB").

Use of Estimates:

The preparation of the Company's statement of financial condition, in conformity with U.S. GAAP, requires management to make estimates and assumptions that affect the reported amounts and the disclosure of contingent amounts in the statement of financial condition and accompanying notes. The Company bases its estimates on assumptions management believes to be reasonable under the circumstances, which impacts the carrying value of assets and liabilities. Actual results could differ from those estimates.

2. Summary of Significant Accounting Policies (continued)

Cash and Cash Equivalents:

The Company considers short-term investments with initial maturities of three months or less from the date of purchase to be cash equivalents. The Company held no cash equivalents at December 31, 2021. The Company's cash is held in various financial institutions in non-interest bearing accounts which, at times, may exceed federally insured limits.

Revenue Recognition:

The Company earns revenue through two major business offerings:

1. The Company earns revenues from the Parent for acting as an introducing broker dealer including but not limited to routing of orders, trade reporting, and executive services support. Consideration for this arrangement is governed by an intercompany service agreement with the Parent which specifies a monthly fee payable to the Company regardless of the volume of services provided. The performance obligation is to stand ready to perform the services, not the performance of the services themselves, and as such, revenue is recognized on a monthly basis as the performance obligation is fulfilled.

2. The Company earns private placement fee from customers. Private placement fees are contingent upon the successful completion of the transaction. Consideration for the arrangement is a percentage of notional value of the transaction and are collected directly from sellers and purchasers on closing date. The performance obligation is determined to be satisfied at a point in time when the economic benefit of the financial instrument is transferred between the parties. These fees are recognized when evidence of an arrangement exists, income is reasonably determinable, the private placement is completed, collectability is reasonably assured, and payment is received.

2. Summary of Significant Accounting Policies (continued)

Income Taxes:

The Company is a disregarded entity and not subject to federal or state income tax, thus, no federal or state income tax expense has been recorded in the statement of financial condition. The Company's operating results are included in the federal, state and local income tax returns filed by its Parent. As such, and in accordance with Accounting Standard Update ("ASU") 2019-12, the Company has not recorded any deferred taxes. However, under California law, a limited liability company must file a separate income tax return and pay an annual nondeductible minimum tax of $800 and an additional fee based on revenue. . The Company's operating results reported by its Parent are subjected to income tax audit in California for all periods since 2017.

At December 31, 2021, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing evaluation as facts and circumstances may require. The Company recognize interest and penalties as a component of income tax expense, when applicable.

Deposits with Clearing Broker:

The Company maintains a $250,000 clearing deposit with its clearing broker. The clearing deposit is required of the Company by the clearing broker to cover any obligation that may arise from the Company. Such clearing deposits are typically retained by the clearing broker for the duration of the clearing agreement and are generally returned to the corresponding firm, as long as the corresponding firm does not have obligations to the clearing broker that cannot otherwise be satisfied, within a short period after the termination of a clearing agreement. The Company continually reviews the credit quality of its counterparties and has not experienced a default. As of December 31, 2021, there was no allowance for credit losses on deposits with clearing broker.

3. Net Capital Requirement

The Company is a registered broker-dealer and subject to the SEC Uniform Net Capital Rule 15c3-1, which requires the Company to maintain a minimum net capital equal to the greater of 2% of aggregated customer-related debit items in the customer reserve computation under SEA Rule 15c3-3 or $250,000. At December 31, 2021, the Company's net capital was $1,758,460, which was $1,508,460 in excess of its minimum net capital requirement of $250,000.

4. Securities Exchange Commission Rule 15c3-3

The Company introduces customer trades to a clearing broker on a fully disclosed basis, and is exempted from SEC Rule 15c3-3 by operating under the exemptive provision of SEA Rule 15c3-3(k)(2)(ii) throughout the year ended December 31, 2021.

5. Related-Party Transactions

The Company has an expense sharing agreement with its Parent. The agreement requires that certain direct and indirect costs be allocated to the Company and recorded on a monthly basis. Direct expenses consist of personnel salary cost based on a percentage of Parent employee time and headcount dedicated to Company activities. Indirect expenses include occupancy, technology, and insurance costs based on actual amounts incurred by its Parent, which are allocated based on key drivers.

In addition to the expense sharing agreement, the Company has an intercompany service agreement with its Parent. Pursuant to the agreement, the Parent shall pay the Company a professional services fee equal to 108% of the costs of services incurred by the Company in the normal course of its introducing brokerage services.

As a result of the expense sharing agreement and intercompany service agreement, the Company has a net receivable from its Parent of $204,953 as of December 31, 2021. The Company's operations and financial position could differ if these entities were unrelated.

6. Commitments and Contingent Liabilities

The Company may be subject to claims as well as reviews by self-regulatory organizations arising out of the conduct of its business.

Management is not aware of any unasserted claims or assessments that would have a material adverse effect on the financial position and the results of operations of the Company.

7. Fair Value of Assets and Liabilities

The Company's financial assets and financial liabilities are recorded at fair value or at amounts that approximate fair value. These assets and liabilities include Cash, Deposits with clearing broker, Intercompany receivable, and Accrued expenses. The carrying amounts of the financial instruments held by the Company, and reported in the Statement of Financial Condition, closely approximate their fair values due to the short-term nature of these assets and liabilities.

8. Subsequent Events

The Company evaluated subsequent events through the date the statement of financial condition was available to be issued and has determined that no subsequent events have occurred that would require disclosure in the statement of financial condition or accompanying notes.

Ernst & Young LLP
Suite 1600
560 Mission Street
San Francisco, CA 94105-2907

Tel: +1 415 894 8000
Fax: +1 415 894 8099
ey.com

Building a better working world

Report of Independent Registered Public Accounting Firm

The Member of Carta Securities, LLC and the Board of Directors of eShares, Inc. (DBA "Carta, Inc.")

We have reviewed management's statements, included in the accompanying Carta Securities, LLC Exemption Report, in which Carta Securities, LLC (the Company) stated that:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 (k): (2)(ii) (the "exemption provisions")

(2) The Company met the identified exemption provision(s) of §240.15c3-3 (k) throughout the most recent fiscal year ended December 31, 2021 without exception.

(3) The Company is also filing this Exemption Report because the Company's other business activity contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 is limited to receiving transaction-based compensation for identifying a securities seller for a purchaser in the context of a private placement transaction, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Management is responsible for compliance with 17 C.F.R. § 240.15c3-3 and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with 17 C.F.R. § 240.15c3-3. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Rule 15c3-3 under the Securities Exchange Act of 1934 and pursuant to Footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA, other regulatory agencies that rely on Rule 17a-5 under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and other recipients specified by Rule 17a-5(d)(6) and is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP

February 25, 2022

carta
SECURITIES LLC

Carta Securities, LLC's Exemption Report

Carta Securities, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provision of 17 C.F.R. § 240.15c3-3 (k): (2)(ii)

(2) The Company met the identified exemption provision in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exception.

(3) The Company is also filing this Exemption Report because the Company's other business activity contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 is limited to receiving transaction-based compensation for identifying a securities seller for a purchaser in the context of a private placement transaction, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Carta Securities, LLC

I, Stephen Zak, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

Officer Signature

Stephen Zak, FINOP

February 25, 2022